Exhibit 99.1

United Microelectronics Corporation

March 23, 2007

The United Microelectronics Corporation’s (“the Company”) (NYSE:UMC) 2007 Submission Period applicable to ADR holders of the Company for the submission of shareholder proposals will begin from April 11 and end on April 18, 2007. For any enquiry, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).